Filed pursuant to Rule 424(b)(5)
Registration No. 333-100819

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 9, 2003)
2,186,749 Shares
FEDERAL REALTY INVESTMENT TRUST
Common Shares of Beneficial Interest

      We are offering 2,186,749 of our common shares of beneficial interest. Our common shares are listed on the New York Stock Exchange under the symbol “FRT.” On April 1, 2004, the last reported sale price of our common shares on the New York Stock Exchange was $46.73 per share.

Investing in our common shares involves risks. See “Risk Factors” on page S-1.

	Per Share	Total

Public offering price	$45.730	$100,000,031.77

Underwriting discounts and commissions	$.402	$879,073.10

Proceeds, before expenses, to Federal Realty	$45.328	$99,120,958.67

      Delivery of the common shares will be made on or about April 7, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

      We have granted the underwriters a 30-day option to purchase up to an additional 328,011 common shares to cover over-allotments.

Wachovia Securities

Legg Mason Wood Walker
Incorporated

The date of this prospectus supplement is April 2, 2004.

TABLE OF CONTENTS

Prospectus Supplement

         You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

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RISK FACTORS

          This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Also, documents that we “incorporate by reference” into this prospectus supplement and the accompanying prospectus, including documents that we subsequently file with the Securities and Exchange Commission, or the SEC, will contain forward-looking statements. Incorporating a document by reference allows us to disclose important information to you by referring you to that document. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plan,” “intend,” “expect,” “believe,” “estimate,” “anticipate,” “continue” and similar words. In particular, the risk factors included and incorporated by reference in this prospectus supplement and the accompanying prospectus describe forward-looking information. The risk factors, including the risk factors contained in our Form 8-K filed with the SEC on March 11, 2004, describe material risks affecting our business that are known to us but are not all-inclusive, particularly with respect to possible future events. Investing in our common shares involves risks, and you should consider these risks and uncertainties carefully in evaluating any of our forward-looking statements, and before you decide to purchase our common shares. Many events can occur or fail to occur that would cause our actual results to be different from those we describe. These factors include, but are not limited to:

•	risks that our tenants will not pay rent or that we may be unable to renew leases or re-let space at favorable rents as leases expire;

•	risks normally associated with the real estate industry, including risks that occupancy levels at our properties and the amount of rent that we receive from our properties may be lower than expected, that new acquisitions and our development, construction and renovation projects may fail to perform as expected, that competition for acquisitions could result in increased prices, that we may have environmental risks at our properties, and, because real estate is illiquid, that we may not be able to sell properties when appropriate;

•	risks that our growth will be limited if we cannot obtain additional capital;

•	risks of financing, such as our ability to consummate additional financings or obtain replacement financing on terms which are acceptable to us, our ability to meet existing financial covenants and the limitations imposed on our operations by those covenants, and the possibility of increases in interest rates that would result in increased interest expense; and

•	risks related to our status as a real estate investment trust, commonly referred to as a REIT, for federal income tax purposes, such as the existence of complex regulations relating to our status as a REIT, the effect of future changes in REIT requirements as a result of new legislation, and the adverse consequences of the failure to qualify as a REIT.

         Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements or those incorporated by reference into this prospectus supplement and the accompanying prospectus. Except as may be required by law, we make no promise to update any of the forward-looking statements as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

          The following is only a summary. It should be read together with the more detailed information included elsewhere in this prospectus supplement and the accompanying prospectus. In addition, important information is incorporated by reference into this prospectus supplement and the accompanying prospectus.

The Trust

          Federal Realty Investment Trust is an equity real estate investment trust specializing in the ownership, management, development and redevelopment of high quality retail and mixed-use properties. As of December 31, 2003, we owned or had an interest in 62 community and neighborhood shopping centers and 49 urban, mixed-use properties that together total approximately 16.2 million square feet, and one apartment complex primarily located in strategic metropolitan markets in the Northeast, Mid-Atlantic and California.

         We operate in a manner intended to qualify as a real estate investment trust for tax purposes pursuant to provisions of the Internal Revenue Code. Our offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852. Our telephone number is (301) 998-8100 or (800) 658-8980. Our website address is www.federalrealty.com. The information contained in our website is not a part of this prospectus supplement or the accompanying prospectus.

Recent Developments

Acquisition of Westgate Mall

         On March 31, 2004, we acquired Westgate Mall, an approximately 637,000 square foot shopping center in San Jose, California, for a purchase price of approximately $97 million. Westgate Mall has a number of regional and national tenants, including Safeway, Target, Burlington Coat Factory, Ross Dress for Less, Nordstrom Rack, Barnes & Noble, Old Navy, Any Mountain Sporting Goods and Michael’s. The property was 98% leased on the date we acquired it. We financed the acquisition with borrowings under our revolving credit facility.

Declaration of Dividend on Common Shares Outstanding Prior to Offering

         We have declared a common share dividend of $0.49 per common share, payable on April 15, 2004 to common shareholders of record as of March 24, 2004. Purchasers of the common shares offered by this prospectus supplement will not be entitled to receive this dividend with respect to the common shares purchased in this offering.

Governance Matters

         As part of our ongoing efforts to strengthen our corporate governance and provide our shareholders with greater input and control relating to management, the Board of Trustees has adopted amendments to our bylaws and our shareholder rights plan, as follows.

         Amendment of Our Bylaws. In October 2003, our Board of Trustees adopted amendments to our bylaws to limit the number of trustees who do not qualify as “independent” trustees and to restrict the right of our Board to take advantage of the “control share” provisions of Maryland law. Specifically, our bylaws, as amended, provide that:

•	no more than one member of our Board of Trustees may fail to satisfy the independence requirements of the New York Stock Exchange, which we refer to as the NYSE, or of the SEC; and

•	our Board of Trustees may not implement the “control share” provisions of Maryland law, which generally operate to deny voting rights to the shares owned by any holder of more than a specified percentage of our common shares, without the approval of a majority of our outstanding shares.

Prior to these amendments, the bylaws did not require that any specific number of our trustees qualify as independent and did not rely on NYSE or SEC standards in defining independence. In addition, although we have not implemented control share provisions, our Board had the right, prior to the amendment of the bylaws, to implement these provisions without shareholder approval.

         A description of other provisions of our bylaws, including a more detailed description of control share acquisition provisions, is contained in the accompanying prospectus under “Description of Shares of Beneficial Interest – Certain Provisions of Maryland Law and our Declaration of Trust and Bylaws.”

         Amendment of Our Shareholder Rights Plan. We adopted a shareholder rights plan in April 1989, pursuant to which one right is attached to each of our outstanding common shares. In general, when a right becomes exercisable (which has not yet occurred), each right entitles the holder of that right to purchase from us a number of common shares equal in value to two times the purchase price established by the right. In November 2003, we amended our shareholder rights plan both to make it more difficult for the rights to become exercisable and to provide that the plan must be reviewed and its continuation approved by our Board of Trustees at least once every three years. More specifically, the amendments provide for the following changes to the rights plan.

•	One of the two amendments provides that the rights will become exercisable when a person or group of affiliated or associated persons has acquired, or has the right to acquire, beneficial ownership of 20% or more of our then-outstanding common shares under circumstances specified in the rights plan (rather than the 15% beneficial ownership that previously was sufficient to cause the rights to become exercisable).

•	The other amendment adds a new requirement that our Board of Trustees review the rights plan at least once every three years to determine whether or not the rights plan should continue. Previously, the rights plan did not contain a similar requirement but provided that, unless we redeemed the rights or completed a merger approved by our Board of Trustees, the rights plan would not terminate until April 24, 2009.

         This discussion supplements and amends the more detailed description of our shareholder rights plan contained in the accompanying prospectus under “Description of Shares of Beneficial Interest – Certain Provisions of Maryland Law and our Declaration of Trust and Bylaws – Rights Plan.”

The Offering

Common shares offered	2,186,749 shares (1)

Common shares to be outstanding after the offering	51,507,152 shares (1)(2)

Public offering price per share	$45.73

Use of proceeds	We intend to use the net proceeds of the offering to repay the borrowings outstanding under our revolving credit facility that we used to acquire Westgate Mall on March 31, 2004. The remaining net proceeds will be used to repay additional borrowings outstanding under our revolving credit facility or for general corporate purposes.

New York Stock Exchange symbol	FRT

Federal income tax consequences	For a description of the material federal income tax consequences of an investment in our common shares, please review the disclosure contained in this prospectus supplement under “Certain Federal Income Tax Considerations” and in the attached prospectus under “Federal Income Tax Consequences.”

Risk factors	Investing in our common shares involves risks. Please review the “Risk Factors” section on page S-1, the risk factors discussed in our Current Report on Form 8-K filed with the SEC on March 11, 2004, and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should consider before deciding to invest in our common shares. You may obtain a copy of that Current Report and the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus by following the procedures described below under “Where You Can Find More Information.”

(1)	Assumes no exercise by the underwriters of their 328,011 share over-allotment option.
(2)	Based upon common shares outstanding as of April 1, 2004. Excludes shares that we may issue upon (i) exercise of outstanding share options, (ii) conversion, exchange or redemption of downREIT partnership units, and (iii) exercise of contractual or put rights by current or former joint venture and other business partners.

USE OF PROCEEDS

          The net proceeds from the sale of common shares offered hereby are estimated to be approximately $98.9 million, or approximately $113.8 million if the underwriters’ over-allotment option is exercised in full. “Net proceeds” are what we expect to receive after deducting underwriting discounts and commissions and paying certain expenses of the offering, which expenses we estimate to be approximately $200,000.

         We intend to use the net proceeds of the offering to repay the borrowings outstanding under our revolving credit facility that we used to acquire Westgate Mall for a purchase price of approximately $97 million. The remaining net proceeds will be used to repay additional borrowings outstanding under our $300 million revolving credit facility or for general corporate purposes. Our revolving credit facility, which we have used to purchase Westgate Mall and for general corporate purposes, matures in October 2006, subject to a one-year extension option. The weighted average annual interest rate on the approximately $165 million of debt outstanding under our revolving credit facility as of March 31, 2004 was 1.92%. An affiliate of Wachovia Capital Markets, LLC is a lender under our revolving credit facility and, as a result, will receive a portion of any proceeds used to reduce borrowings outstanding under the credit facility.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

General

         The following supplements the general discussion of the material U.S. federal income tax considerations applicable to initial holders of the common shares that is contained in the accompanying prospectus under the caption “Federal Income Tax Consequences.” This discussion is limited to holders of common shares that are U.S. holders and who hold the common shares as capital assets. For purposes of this discussion, a U.S. holder means a holder of common shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to be treated as U.S. persons, shall also be considered U.S. holders.

         All U.S. and non-U.S. holders should consult with their tax advisors regarding the federal, state, local and foreign tax consequences of purchasing, holding or disposing of the common shares.

Recent Tax Legislation

         Long-Term Capital Gains. On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which we refer to as the Act. Under the Act, the current maximum tax rate on the long-term capital gains of non-corporate taxpayers is reduced to 15% for taxable years beginning on or before December 31, 2008. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009.

         Distributions to Shareholders. The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate described above. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income distributed to our shareholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a shareholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from taxable, non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax in the preceding taxable year (for example, a distribution attributable to an amount (net of tax) of REIT taxable income that we retained and paid tax on in the prior year).

         Backup Withholding. In addition, as a result of the Act the backup withholding tax rate is 28% in 2004.

UNDERWRITING

          Subject to the terms and conditions stated in the underwriting agreement and the related pricing agreement, each dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Wachovia Capital Markets, LLC	1,640,062

Legg Mason Wood Walker, Incorporated	546,687

Total	2,186,749

         The underwriters have agreed to purchase all of the common shares shown in the above table if any of those common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitment of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

         The common shares are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

Over-allotment Option

         We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to a total of 328,011 additional common shares at the public offering price per share and underwriting discounts and commissions per share shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus supplement. To the extent that the over-allotment option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional common shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of common shares reflected in that table.

Commissions and Discounts

         The underwriters have advised us that they propose to offer the common shares to the public at the public offering price appearing on the cover page of this prospectus supplement and to certain dealers at that price less a concession of not more than $.27 per share, of which $.10 may be reallowed to other dealers. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

         The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

		Total

	Per Share	Without Option	With Option

Public offering price	$45.730	$100,000,031.77	$114,999,974.80

Underwriting discounts and commissions	.402	879,073.10	1,010,933.52

Proceeds, before expenses, to us	45.328	99,120,958.67	113,989,041.28

         We estimate that the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $200,000.

Lock-up Agreements

         We, the chairman of our Board of Trustees, our chief executive officer and our chief financial officer have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Wachovia Capital Markets, LLC, dispose of or hedge any of our common shares or any securities convertible into or exercisable, exchangeable or redeemable for our common shares. While in effect, our lock-up agreement will not prevent us from issuing:

•	common shares in this offering;

•	common shares pursuant to our Dividend Reinvestment Plan;

•	common shares pursuant to our employee or trustee benefit plans, including as a result of exercises of options granted under these plans;

•	common shares pursuant to any exercise of contractual rights that may require or permit us to issue common shares to current or former holders of partnership or other interests in certain of our “downREIT” partnerships or other subsidiaries;

•	subject to certain conditions, securities convertible into or exercisable, exchangeable or redeemable for common shares as consideration for the acquisition of real property.

         The lock-up agreements do not prohibit the chairman of the Board of Trustees, the chief executive officer or the chief financial officer from exercising options or purchasing shares under employee or trustee benefit plans, from making gifts of common shares or securities convertible into or exercisable, exchangeable or redeemable for common shares for the benefit of their immediate families or for charitable purposes as long as the donee enters into a similar lock-up agreement. In addition, the lock-up agreements with the chief executive officer and the chief financial officer will not prohibit such officers from selling common shares with an aggregate value of up to $300,000 to pay income and other taxes owed as a result of the vesting of certain of our common shares that are controlled by those officers.

         Wachovia Capital Markets, LLC may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the common shares or other securities subject to the lock-up agreements.

Listing on the New York Stock Exchange

         Our common shares are listed on the New York Stock Exchange under the symbol “FRT.”

Stabilization

         The underwriters have advised us that they may engage in transactions, including stabilization bids, covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market.

•	A “stabilizing bid” is a bid for or the purchase of the common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares.

•	A “covering transaction” is a bid for or the purchase of the common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.

•	A “penalty bid” is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or selling group member, if any, in connection with this offering if the common shares originally sold by that underwriter or selling group member are purchased by the underwriters in a covering transaction and therefore have not been effectively placed by that underwriter or selling group member.

         The underwriters have advised us that these transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor the underwriters makes any representation that the underwriters will engage in any of the transactions described above, and these transactions, if commenced, may be discontinued without notice. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common shares.

Other Relationships

         Wachovia Capital Markets, LLC and its affiliates have provided investment banking, commercial banking and financial advisory services to us from time to time for which they have received customary fees and expenses. Wachovia Capital Markets, LLC and its affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their businesses. In particular, an affiliate of Wachovia Capital Markets, LLC is a lender under our credit facility, an agent under our credit facility and the trustee under one of the indentures to which we are a party. As described under “Use of Proceeds,” we intend to use net proceeds from this offering to repay borrowings outstanding under our revolving credit facility. Because an affiliate of Wachovia Capital Markets, LLC is a lender under our revolving credit facility, that affiliate will receive a portion of the net proceeds from this offering through the repayment of those borrowings.

Indemnity

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.

EXPERTS

          The consolidated balance sheets as of December 31, 2003 and 2002 and the consolidated statements of operations, common shareholders’ equity and cash flows for the years ended December 31, 2003 and 2002 appearing in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2003, and incorporated by reference into this prospectus supplement and elsewhere in the related registration statement, have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein and therein in reliance upon the authority of said firm as experts in giving said report.

         The consolidated statements of operations, common shareholders’ equity and cash flows for the year ended December 31, 2001 appearing in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2003 and incorporated by reference into this prospectus supplement and elsewhere in the related registration statement, have been audited by Arthur Andersen LLP. On June 4, 2002, we announced that we had appointed Grant Thornton LLP as our independent auditor, replacing Arthur Andersen LLP. See “Notice Regarding Arthur Andersen LLP” in the accompanying prospectus for a discussion of our inability to obtain the consent of Arthur Anderson LLP to being named as an expert and the consequences thereof.

LEGAL MATTERS

          The legality of the common shares offered by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in “Federal Income Tax Consequences” in the accompanying prospectus and in this prospectus supplement under “Certain Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Shaw Pittman LLP. Sidley Austin Brown & Wood LLP, San Francisco, California, will act as counsel to the underwriters. Sidley Austin Brown & Wood LLP will rely, as to all matters of Maryland law, on the opinion of Shaw Pittman LLP.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section

Securities and Exchange Commission
Room 1200
450 Fifth Street, N.W.
Washington, D.C. 20549

         Please call the SEC at 1-800-SEC-0330 for further information on the operating rules and procedures for the public reference room. Reports, proxy statements and other information concerning Federal Realty Investment Trust may also be inspected at the offices of the New York Stock Exchange, which are located at 20 Broad Street, New York, NY 10005.

         The SEC allows us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and all information that we will later file with the SEC will automatically update and supercede that information. Any statement contained in this prospectus supplement, the accompanying prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. We do not incorporate by reference into this prospectus supplement or the accompanying prospectus any documents or portions of documents that, in accordance with SEC rules, we “furnish” to the SEC, as opposed to “file” with the SEC. As a result, the information that we furnish to the SEC is not and will not be a part of this prospectus or the accompanying prospectus supplement.

         We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act (Exchange Act File No. 1-07533), from the date of this prospectus supplement until we terminate the offering hereunder.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 as filed March 15, 2004, as amended by Amendment No. 1 on Form 10-K/A as filed March 26, 2004 and Amendment No. 2 on Form 10-K/A as filed March 31, 2004; and

•	Our Current Reports on Form 8-K filed with the SEC on January 26, 2004 and March 11, 2004.

         Copies of these filings are available at no cost on our website, www.federalrealty.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may obtain a copy of these filings and any amendments to the filings at no cost, by writing or telephoning us. Those copies will not include exhibits to the filings unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You also may obtain copies of any exhibits to the registration statement. Please direct your request to:

Andrew P. Blocher

Vice President, Capital Markets and Investor Relations
Federal Realty Investment Trust
1626 E. Jefferson Street
Rockville, Maryland 20852
(301) 998-8100 or (800) 658-8980

         This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may obtain copies of the exhibits by contacting the person named above.

FEDERAL REALTY INVESTMENT TRUST

2,186,749 Common Shares of Beneficial Interest

PROSPECTUS SUPPLEMENT

April 2, 2004

Wachovia Securities

Legg Mason Wood Walker

Incorporated